UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sazmining Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> January 16, 2018

Physical address of issuer
9641 Eagle Ridge Drive, Bethesda, MD 20817

Website of issuer
https://www.sazmining.com/

Name of intermediary through which the Offering will be conducted
Timestamp Portal LLC

CIK number of intermediary
0001994829

SEC file number of intermediary
007-00456

CRD number, if applicable, of intermediary
329474

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash success fee equal to 5% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
BitGo Trust Company, Inc.

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other

Maximum offering amount (if different from target offering amount)
$618,000.00

Deadline to reach the target offering amount
November 21, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end 2024	Prior fiscal year-end 2023
Total Assets	$2,033,717.00	$1,158,101.00
Cash & Cash Equivalents	$398,927.00	$57,130.00
Accounts Receivable	$5,383.00	$16,328.00
Short-term Debt	$1,086,736.00	$546,893.00
Long-term Debt	$45,000.00	$363,168.00
Revenues/Sales	$8,664,049.00	$2,613,002.00
Cost of Goods Sold	$7,941,761.00	$2,388,446.00
Taxes Paid	$56,815.00	-$73,411.00
Net Income	$213,734.00	-$276,166.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 7, 2025

FORM C

Up to $618,000.00

Sazmining Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Sazmining Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $618,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Timestamp Portal LLC (the "Intermediary"). The Intermediary will be entitled to receive a cash success fee equal to 5% of the amount raised in the Offering and securities in an amount equal to 2% of the total Securities sold in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$0	$250.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$618,000.00	$30,900.00	$587,100.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants. (2) The Intermediary will also receive securities in an amount equal to 2% of the total Securities sold in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.sazmining.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 7, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BITGO TRUST COMPANY INC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 10
   The Business 10
   The Offering 11
RISK FACTORS 11
   Risks Related to the Company's Business and Industry.................................... 11
   Risks Related to the Securities... 17
BUSINESS 20
   Description of the Business 20
   Business Plan 20
   History of the Business... 20
   The Company's Products and/or Services 20
   Competition 22
   Supply Chain and Customer Base 22
   Intellectual Property.. 22
   Governmental/Regulatory Approval and Compliance 23
   Litigation... 23
   Other 23
USE OF PROCEEDS 23
DIRECTORS, OFFICERS AND EMPLOYEES 24
   Directors.. 24
   Officers of the Company... 26
   Employees... 28

CAPITALIZATION AND OWNERSHIP 28
    Capitalization 28
    Ownership 32
FINANCIAL INFORMATION 33
    Operations 33
    Liquidity and Capital Resources 33
    Capital Expenditures and Other Obligations 34
    Material Changes and Other Information 34
    Trends and Uncertainties 34
THE OFFERING AND THE SECURITIES 34
    The Offering 35
    The Securities 35
    Voting and Control 37
    Anti-Dilution Rights 38
    Restrictions on Transfer 38
    Other Material Terms 38
TAX MATTERS 39
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 40
    Related Person Transactions 40
    Conflicts of Interest 40
OTHER INFORMATION 40
    Bad Actor Disclosure 40
EXHIBITS 43
    EXHIBIT A 44
    EXHIBIT B 45
    EXHIBIT C 46
    EXHIBIT D 47

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.sazmining.com/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise these Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Sazmining Inc. (the "Company") is a Delaware Corporation, formed on January 16, 2018.

The Company is located at 9641 Eagle Ridge Drive, Bethesda, MD 20817.

The Company's website is https://www.sazmining.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Sazmining is the first Bitcoin Mining as a Service platform that connects Bitcoin mining to retail as a Bitcoin acquisition strategy. The Company generates revenue selling Bitcoin mining rigs (ASIC's) and providing ongoing management services to our customers but does not seek profit from these revenues. Instead, the Company seeks to earn ten to fifteen percent of the Bitcoin

revenue the customer's equipment produces as a management fee. Bitcoin mined by the customer's equipment is distributed by the customer's chosen Bitcoin Mining Pool directly to the Company and the customer in the agreed upon revenue share split with neither party having access to the other funds. Since Sazmining only generates revenue when our customers produce Bitcoin, we believe that we have a perfect incentive alignment with our customers: we seek to maximize the mining rigs' hash-rate delivered to the pool for payment.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	100,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	100,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	618,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	618,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	November 21, 2025
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide mining hardware (ASIC's) and data center operations to deliver our service.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide energy or hosting operations, or SHA-256 ASIC mining hardware which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover

11

from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The development and commercialization of our Bitcoin Mining as a Service is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize mining as a service. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our mining as a service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Andrew Szamosszegi, Willilam Szamosszegi, and Kent Halliburton who are Owner and Board Member, President and Co-Founder, and CEO of the Company respectively. The Company has or intends to enter into employment agreements with Andrew Szamosszegi, Willilam Szamosszegi, and Kent Halliburton although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Andrew Szamosszegi, Willilam Szamosszegi, and Kent Halliburton or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Andrew Szamosszegi, Willilam Szamosszegi, and Kent Halliburton in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Andrew Szamosszegi, Willilam Szamosszegi, and Kent Halliburton die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in the Securities.
Until recently, little or no regulatory attention has been directed toward Bitcoins and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency

exerts regulatory authority over the Bitcoin network or Bitcoin trading and ownership, trading or ownership in Bitcoins, or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Bitcoins or utilize them for payments, the demand for Bitcoins will decrease.
New regulations may make it more difficult to acquire and/or use Bitcoins. Furthermore, regulatory actions may limit the ability of end-users to convert Bitcoins into fiat currency (e.g., U.S. Dollars) or use Bitcoins to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.
While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.
In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoins in one or more countries.

Although currently Bitcoins are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Bitcoins or to exchange Bitcoins for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investor or may adversely affect an investment in the Company.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Black swan risks include those associated with unpredictable events that are beyond what is normally expected.

If a severe event occurs, the widespread impacts could adversely affect the profitability and operability of the company. The risk increases if the geopolitical landscape becomes increasingly tumultuous and if market rationalization becomes increasingly poor.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. and potentially other jurisdictions the Company has operations.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations

where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The United States tax rules applicable to an investment in the Securities and the underlying Bitcoins are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying Bitcoins held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Bitcoins. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's

results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. A quarantine has or may in the future negatively affect our suppliers, their employees, and overall ability to fulfill orders. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Energy risks include those associated with the cost and delivery of energy and the general energy market as a whole.
If energy costs increase unexpectedly or if energy delivery becomes unreliable, the hosting facilities whom we contract with could experience temporary closures that would adversely impact the operability and subsequent profitability of the company. The risk would increase if the underlying energy became increasingly volatile.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the

price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 71.6% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Maryland law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner

may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company is the first Bitcoin Mining as a Service platform that connects Bitcoin mining to retail as a Bitcoin acquisition strategy. The Company generates revenue selling Bitcoin mining rigs (ASIC's) and providing ongoing management services to our customers but does not seek profit from these revenues. Instead, the company seeks to earn ten to fifteen percent of the Bitcoin revenue the customer's equipment produces as a management fee. Bitcoin mined by the customer's equipment is distributed by the customer's chosen Bitcoin Mining Pool directly to the Company and the customer in the agreed upon revenue share split with neither party having access to the other funds. Since Sazmining only generates revenue when our customers produce Bitcoin, we believe that we have a perfect incentive alignment with our customers: we seek to maximize the mining rigs' hash-rate delivered to the pool for payment.

Offering Page

Attached as Exhibit B.

History of the Business

In 2021, the Company shifted its focus from providing Bitcoin mining consulting services to offering Bitcoin Mining as a Service.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bitcoin Mining as a Service (BMaaS)	BMaaS is designed to make Bitcoin mining accessible, simple, and transparent, particularly for beginners.	Sazmining primarily serves individual retail customers who are interested in owning and operating Bitcoin mining equipment without managing the technical, logistical, or infrastructure complexities. These customers are typically new to mining and seek a hands-free, transparent, and sustainable way to gain exposure to Bitcoin. Additionally, a smaller segment of our customer base consists of small businesses and investment entities that use mining as a diversification strategy or passive income stream. Our customers are globally distributed, with the majority located in North America, and others across Europe, South America, Asia, Oceania, and Africa. All customers own their mining rigs, which are hosted and managed by Sazmining at carbon-free-powered data centers. They interact with our platform primarily through a web-based dashboard to monitor performance and earnings, while Sazmining handles operations, maintenance, and pool integration on their behalf

We have no new standalone products in development. However, we are continuously enhancing our existing Bitcoin Mining as a Service (MaaS) offering, particularly through improvements to the User Dashboard to provide customers with better visibility, control, and insights into their mining operations. These enhancements are aimed at improving the overall customer experience and increasing long-term engagement. Additionally, we are in the process of integrating with the OCEAN mining pool, which is expected to be fully supported and available to customers in August 2025. This integration will give customers more flexibility in mining pool selection and enhance the decentralization and transparency of mining rewards. These feature improvements are part of our ongoing product evolution and are not dependent on the proceeds of the Offering. Proceeds, if any, may be used to support general business growth, mainly scaling megawatts under contract.

We distribute our services entirely through a direct-to-consumer online model. Customers access the platform via the company's website, where they can select and purchase Bitcoin mining equipment (ASIC rigs) and enroll in fully managed hosting services. All services are bundled and delivered remotely through contracted carbon-free-powered data centers in Wisconsin, Paraguay, and Norway. Ongoing support, rig monitoring, and account management are provided through a user-friendly dashboard. All payments, including initial purchases and monthly service fees, are processed online via credit card or Bitcoin through integrated payment vendors. (Zaprite, OpenNode, Square)

Competition

The Company's primary competitors are Compass Mining, Simple Mining, Abundant Mines.

Sazmining is positioned as a leading provider of Bitcoin Mining as a Service (MaaS), targeting retail and small business customers looking for a turnkey, transparent, and sustainable entry into Bitcoin mining. Unlike traditional hosting or cloud mining providers, Sazmining focuses on full-service management of customer-owned rigs, making mining accessible to non-technical users. The Company differentiates itself through: A focus on clean energy-powered data centers (100% carbon-free); Fully managed, hands-free operations; Transparent pricing with no markups on electricity US-based leadership and compliance-friendly infrastructure; and Strong customer success alignment (performance-based revenue model). These advantages enable Sazmining to compete effectively against less transparent or less sustainable players in the MaaS and hosting space.

Supply Chain and Customer Base

Sazmining's core inputs include: ASIC Mining Equipment: Purchased by customers through Sazmining website. Sourced by Sazmining from hardware resellers or distributors, depending on availability and demand. Hosting & Facility Operations: Provided through long-term partnerships with independent data center operators in Paraguay, Norway, and Wisconsin. These operators supply the physical infrastructure, power (sourced from hydro, solar, or wind), internet connectivity, and onsite maintenance. Mining Pool Services: Currently integrated with Luxor, a US-based mining pool offering FPPS payouts. Luxor is responsible for block aggregation, reward calculation, and Bitcoin distribution. With OCEAN mining pool connection in progress. Payment & Infrastructure Vendors: Zaprite used as the payment orchestrator to accept different type of payments. OpenNode is used for Bitcoin payment processing and OFAC-compliant BTC address checks. Square is used for all fiat payment processing. Kraken to accept USDT payments. Supabase is used for application backend services and customer database infrastructure. Fly.io to host the web applications. These services and inputs are currently stable and available, with relationships maintained directly by Sazmining's operational team.

The current market for this service consists primarily of retail individuals, many of whom are new to Bitcoin mining and are looking for a simple, transparent, and environmentally responsible way to gain exposure to Bitcoin. The remaining customers are small businesses or entities seeking diversified exposure or passive income streams through Bitcoin mining. Geographically, customers are distributed across North America, Europe, South America, Asia, Oceania, and Africa, with the majority based in the United States and Canada. These customers value simplicity,

clean energy, and hands-free operation, and they rely on Sazmining to handle the complexity of mining while maintaining full visibility and ownership

Intellectual Property

The Company is not currently dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 9641 Eagle Ridge Drive, Bethesda, MD 20817

We have mining facilities in Wisconsin, Paraguay and Norway.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a copy of the Company's Offering Page. Purchasers are encouraged to review Exhibit B carefully to learn more about the Company. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$5,000	5.00%	$30,900
Campaign marketing expenses or related reimbursement	10.00%	$10,000	10.36%	$64,000
General Marketing	10.00%	$10,000	9.71%	$60,000
Research and Development	25.00%	$25,000	24.92%	$154,000
General Working Capital	10.00%	$10,000	10.05%	$62,100
Power Deposits	40.00%	$40,000	39.96%	$247,000
Total	**100.00%**	**$100,000**	**100.00%**	**$618,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: As ordinary in the course of executing the business plan laid forth. For example, if an outsized opportunity to procure megawatts under contract existed by allocating additional proceeds towards power deposits, it would be in the Company's best interest.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andrew Szamosszegi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Owner and Director, January 16, 2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 16, 2018- present. Responsibilities include being a board member.

Andrew Szamosszegi specializes in international economics and trade policy. He has consulted U.S. and international clients on a wide array of topics, ranging from the impact of trade liberalization and currency valuation issues to technical aspects of antidumping and countervailing duty margins. Mr. Szamosszegi has special expertise in pricing and import injury analysis in the context of safeguards and Title VII investigations. His consulting work has covered a variety of sectors such as metals (steel and magnesium), agricultural commodities (wheat and coffee), consumer goods (rum), and industrial products (ball bearings and pedestal actuators). Mr. Szamosszegi has appeared as a witness at hearings before the U.S. International Trade Commission, the Department of Commerce, the Trade Policy Staff Committee, and other government bodies. Prior to entering the field of consulting Mr. Szamosszegi was a researcher at the Economic Strategy Institute, where he focused on trade, direct investment, and the competitiveness of U.S. industries.

Education

M.A. in Pacific International Affairs from the University of California, San Diego (1993). A.B. from Harvard University (Cum Laude, 1988).

Name

William Szamosszegi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Director, October 2023 - present
Founder and CEO, January 2018 - October 2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO, of MyWorker AI 2023 - present. Responsible for making all major decisions for MyWorker AI and managing overall operations and resources.

Founder and CEO, January 2018 to mid-2023. Responsible for making all major decisions for Sazmining, managing overall operations and resources, and acting as the main point of communication between the board of directors and company operations. Led the development and execution of the company's long-term strategy, ensuring its financial health and achieving its mission and vision.

Education

William Szamosszegi studied psychology and management at Bucknell University.

Name

Kent Halliburton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director, October 2023 – present
President, October 2021- October 2023
COO, January 2021- October 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Director, mid-2023 – present. Responsible for making all major decisions for Sazmining, managing overall operations and resources, and acting as the main point of communication between the board of directors and company operations. Led the development and execution of the company's long-term strategy, ensuring its financial health and achieving its mission and vision.

President & COO, October 2021- mid-2023. Oversaw the daily administrative and operational functions of Sazmining. Focused on implementing the CEO's vision and ensured the effective functioning and growth of the company. Worked closely with the CEO to implement the company's strategic vision, ensuring operational efficiency and productivity across all departments.

Advisor, January 2021- October 2021. Played a critical role in raising capital, managing resources, optimizing processes, and translating high-level strategy into actionable, day-to-day operations.

Education

Kent graduated Summa Cum Laude with a Bachelor of Science (B.S.) in Computer Engineering from Cal Poly, San Luis, and graduated as Valedictorian of his High School.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Willilam Szamosszegi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Director, October 2023 - present
Founder and CEO, January 2018 - October 2023

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO, of MyWorker AI 2023- present. Responsible for making all major decisions for MyWorker AI and managing overall operations and resources.

Founder and CEO, January 2018 to mid-2023. Responsible for making all major decisions for Sazmining, managing overall operations and resources, and acting as the main point of communication between the board of directors and company operations. Led the development and execution of the company's long-term strategy, ensuring its financial health and achieving its mission and vision.

Education

William Szamosszegi studied psychology and management at Bucknell University.

Name

Kent Halliburton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, October 2023 – present
President, October 2021- October 2023
COO, January 2021- October 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, mid-2023 – present. Responsible for making all major decisions for Sazmining, managing overall operations and resources, and acting as the main point of communication between the board of directors and company operations. Lead the development and execution of the company's long-term strategy, ensuring its financial health and achieving its mission and vision.

President & COO, October 2021- mid-2023. Oversaw the daily administrative and operational functions of Sazmining. Focused on implementing the CEO's vision and ensured the effective functioning and growth of the company. Worked closely with the CEO to implement the company's strategic vision, ensuring operational efficiency and productivity across all departments.

Advisor, January 2021- October 2021. Played a critical role in raising capital, managing resources, optimizing processes, and translating high-level strategy into actionable, day-to-day operations.

Education

Kent graduated Summa Cum Laude with a Bachelor of Science (B.S.) in Computer Engineering from Cal Poly, San Luis, and graduated as Valedictorian of his High School.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,477,105
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The securities into which the Reg CF SAFEs convert will be diluted if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	86.5%
Other Material Terms or information.	N/A

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$135,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The securities into which the Reg CF SAFEs convert will be diluted if/when these SAFEs convert into capital stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.5%
Other Material Terms or information.	$33,500,000 post-money valuation cap, 20% conversion discount

Type of security	Stock Options
Amount outstanding	202,311
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The securities into which the Reg CF SAFEs convert will be diluted if/when the Stock Options are exercised into shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	11.8%
Other Material Terms or information.	N/A

Other as described above, there are no differences between the Crowd SAFEs issued pursuant to Regulation CF and each other class of security of the Company.

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Andrew Szamosszegi
Amount outstanding	$95,000.00
Interest rate and payment schedule	10% - Payable on demand.
Amortization schedule	Interest-bearing; terms extended. No fixed payment schedule.
Describe any collateral or security	N/A
Maturity date	January 12. 2025 (original); extended informally to January 2026
Other material terms	Lender may demand payment at any time but has agreed not to do so before Jan 2026. Additional $10,000 draw taken prior to extension.

Type of debt	Note
Name of creditor	Million R Holdings LLC
Amount outstanding	$142,181.00
Interest rate and payment schedule	16.9% - Interest and principal due end of term.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 15, 2025
Other material terms	Penalty interest rate of 24% in event of default.

Type of debt	Credit Card
Name of creditor	Marcus by Goldman Sachs
Amount outstanding	$15,130.00
Interest rate and payment schedule	18.24%, with monthly minimum payments approximately 2% of outstanding balance.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	3	$200,000.00	Startup Funds	September 7, 2022	Section 4(a)(2)
Common Stock	17,648	$211,491.90	StartEngine fees, Research and Development, Working Capital	February 10, 2023	Regulation CF
Convertible Notes	2	$100,000.00	Working Capital	May 30, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$25,000.00	Working Capital	July 5, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$10,000.00	Working Capital	August 2, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1	$100,000.00	Working Capital	February 7, 2025	Section 4(a)(2)

Valuation

The Company has ascribed no pre-offering valuation to the Company; the Securities are priced arbitrarily.

Ownership

A majority of the Company is owned by a few people. Those people are Andrew Szamossegi and William Szamossegi.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Andrew Szamosszegi	37.7%
William Szamosszegi	33.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company achieved profitability in 2024 after successfully deploying an additional five-megawatts in Villarica, Paraguay. The Company had approximately seven megawatts (7 MW) of power deployed with approximately two hundred eighty-seven petahash (287 PH) under management, representing a 340% increase year-over-year. The Company is structured on a recurring revenue model with each successful year building on the prior year's success. The Company intends to remain profitable in 2025 and beyond by expanding hashrate under management. Customer acquisition and timing supply and demand remain core challenges.

The Company plans to maintain profitability in the next 12 months by using offering proceeds to expand megawatts contracted and increase Bitcoin mining hashrate under management.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically contract additional megawatts to enable customers to deploy Bitcoin mining hashrate. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

In February 2023, the Company raised $211,491.90 through a Regulation CF offering of its common stock.

In May 2023, the Company raised $100,000.00 by issuing convertible notes.

From 2024 through 2025, the Company raised $225,000.00 by issuing SAFE's.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 618,000 Units of SAFE (Simple Agreement for Future Equity) for up to $618,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 21, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $618,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BitGo Trust Company Inc until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the

Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000.00 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, and all investors receive notice, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), that an Intermediate Close will occur and funds will be released to the Company Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by According to the SAFE documents will be set at the next priced round. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Timestamp Portal LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A case success fee equal to 7% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

Securities in an amount equal to 2% of the total Securities sold in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is BitGo Trust Company, Inc.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.00001 per share, of which 1,477,105 common shares and 202, 311 stock options will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends..

Conversion Terms Upon Equity Financing

If there is an Equity Financing prior to the termination of this SAFE, then on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the same class of capital stock issued in that Equity Financing equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to Valuation Cap set forth in the SAFE, the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than Valuation Cap set forth in the SAFE, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

"Equity Financing" means a *bona fide* transaction or series of transactions pursuant to which the Company raises at least $1,250,000 through the sale of Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

The "Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization, where:" Company Capitalization" means the sum, as of immediately prior to the Equity Financing of: (i) all shares of Capital Stock issued and outstanding; (ii) all Converting Securities; (iii) all (A) issued and outstanding Options and (B) Promised Options; and (iv) the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Conversion Terms Upon Liquidity Event

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in the Liquidity Event, the Investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the investors failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (i) does not reduce the total Proceeds payable to such Investor and (ii) is applied in the same manner and on a pro rata basis to all security holders who have equality priority to the Investor.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Change of Control" mean (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii)_ any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Dissolution

If there is a Dissolution Event the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms and Investment Perks

- The Company has the right to repurchase the Securities pursuant to Right of First Refusal set forth in the SAFE.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.
- The pre-money valuation cap of the SAFE varies depending on when the investment is made and the amount invested, as detailed in the table below. Early Bird terms apply to investments made within the first 21 days of the Offering.

Early Bird Terms (for investments made within the first 21 days of the Offering):

Investment Amount	Valuation Cap
Under $5,000	$30,000,000
$5,000 – $14,999.99	$29,000,000
$15,000 – $24,999.99	$28,000,000
$25,000 – $49,999.99	$27,000,000
$50,000 and above	$26,000,000

Standard Terms (for investments made after the first 21 days of the Offering):

Investment Amount	Valuation Cap
Under $15,000	$30,000,000
$15,000 – $24,999.99	$29,000,000
$25,000 – $49,999.99	$28,000,000
$50,000 – $99,999.99	$27,000,000
$100,000 and above	$26,000,000

All other material terms of the SAFE remain the same regardless of investment size or timing.

Investor perks, including access to exclusive communities and discounts on company-related products, may be offered but are not material to the terms of the securities and are further described on the campaign page.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Andrew Szamossegi
Relationship to the Company	Owner, Board member
Total amount of money involved	$95,000.00 (plus accrued interest)
Benefits or compensation received by related person	Normal interest
Benefits or compensation received by Company	Cash
Description of the transaction	Line of credit

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kent Halliburton
(Signature)

Kent Halliburton
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Szamosszegi
(Signature)

Andrew Szamosszegi
(Name)

Owner and Board Member
(Title)

(Date)

/s/Willilam Szamosszegi
(Signature)

Willilam Szamosszegi
(Name)

Founder, Owner, and Board Member
(Title)

(Date)

/s/Kent Halliburton
(Signature)

Kent Halliburton
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   SAFE
Exhibit D   Subscription Agreement

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

SAFE

EXHIBIT D

Subscription Agreement

Sazmining Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sazmining Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 14, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	398,927	57,130
Restricted Cash - Payment Processor Reserves	120,693	57,911
Accounts Receivable	5,383	16,328
Digital Assets	472,011	136,931
Total Current Assets	997,013	268,300
Non-current Assets		
Security Deposits	502,780	310,425
Net Deferred Tax Asset	533,924	579,376
Total Non-Current Assets	1,036,704	889,801
TOTAL ASSETS	2,033,717	1,158,101
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	227,172	101,629
Accrued Expenses	380,529	2,081
Accrued Interest	18,866	55,108
Line of Credit - Related Party	95,000	95,000
Line of Credit	-	12,929
Sales Taxes Payable	34,955	25,259
Unearned Revenue	318,852	254,887
Income Tax Payable	11,363	-
Total Current Liabilities	1,086,736	546,893
Long-term Liabilities		
Notes Payable - Related Party	10,000	10,000
Notes Payable	-	3,168
Convertible Notes	-	350,000
Future Equity Obligations	35,000	-
Total Long-Term Liabilities	45,000	363,168
TOTAL LIABILITIES	1,131,736	910,061
Commitments and Contingencies (See Note 4)		
EQUITY		
Common Stock	13	12
Additional Paid in Capital	2,867,790	2,427,585
Accumulated Deficit	(1,965,823)	(2,179,557)
Total Equity	901,981	248,041
TOTAL LIABILITIES AND EQUITY	2,033,717	1,158,101

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	8,664,049	2,613,002
Unrealized Gains on Digital Assets	125,606	80,492
Cost of Revenue	7,941,761	2,388,446
Gross Profit	847,894	305,049
Operating Expenses		
Advertising and Marketing	43,456	99,008
General and Administrative	498,166	447,627
Research and Development	11,135	2,751
Total Operating Expenses	552,757	549,387
Operating Income (loss)	295,137	(244,338)
Other Expenses		
Interest Expense	24,588	105,239
Total Other Expenses	24,588	105,239
Earnings Before Income Taxes	270,549	(349,577)
Provision for Income Tax Expense/(Benefit)	56,815	(73,411)
Net Income (loss)	213,734	(276,166)

Statement of Cash Flows

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	213,734	(276,166)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	503,991	18,082
Accounts Receivable	10,945	(16,328)
Line of Credit - Related Party	-	85,000
Line of Credit	(12,929)	(25,172)
Deferred Revenue	63,965	217,271
Accrued Interest	(36,242)	54,963
Payment Processor Reserves	(62,782)	(34,434)
Other	9,698	10,903
Income Tax Payable	11,363	-
Changed in Deferred Tax Asset	45,452	73,411
Crypto Assets	(335,080)	(116,305)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	198,381	267,392
Net Cash provided by (used in) Operating Activities	412,115	(8,774)
INVESTING ACTIVITIES		
Security Deposits	(192,355)	(235,425)
Net Cash provided by (used by) Investing Activities	(192,355)	(235,425)
FINANCING ACTIVITIES		
Repayment of Notes Payable	(3,168)	(304)
Proceeds from Future Equity Obligations	35,000	-
Proceeds from Paid-in Capital, net of Conversions	90,205	425,002
Net Cash provided by (used in) Financing Activities	122,037	424,698
Cash at the beginning of period	57,130	23,453
Net Cash increase (decrease) for period	341,797	180,499
Cash at end of period	398,927	57,130

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2023	1,136,415	11	1,272,483	(1,903,391)	(630,897)
Issuance of Common Stock	68,727	1	1,155,102	-	1,155,103
Net Income (Loss)	-	-	-	(276,166)	(276,166)
Ending Balance 12/31/2023	1,205,142	12	2,427,585	(2,179,557)	248,041
Issuance of Common Stock	75,664	1	440,205	-	440,206
Net Income (Loss)	-	-	-	213,734	213,734
Ending Balance 12/31/2024	1,280,806	13	2,867,790	(1,965,823)	901,981

Sazmining Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sazmining Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on May 3, 2018, in the state of Delaware. The Company's headquarters are located in Bethesda, Maryland. Sazmining is a sustainable Bitcoin mining platform for regular people. Sazmining connects investors to renewable energy mining facilities in a simple, fully managed experience. Our vision is to transform how people relate to money and energy. Enabling regular people to participate in mining ensures a bright future for Bitcoin. We aggregate customer demand to reduce renewable energy and mining rig costs. Our platform pools customer capital to bulk order discounted mining rigs and negotiate for low-cost, long-term renewable energy contracts.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Digital Assets

As of December 31, 2024, the Company held digital assets with a total carrying value of $265,913 compared to $56,439 as of December 31, 2023. These assets consist primarily of fiat-backed stablecoins, including USDC and USDT, United States dollars held on crypto exchanges, and Bitcoin held in bits, with the majority of balances maintained across various custodial platforms. The Company holds 1.7176 BTC with a carrying value approximating $162,010 as of December 31, 2024 included in the digital asset total above. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). ASU 2023-08 requires in-scope crypto assets (including the Company's bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard.

The Company did not recognize any impairment losses related to digital assets during the year ended December 31, 2024. These assets are primarily used to facilitate operating activity and customer payments associated with the Company's Bitcoin Mining-as-a-Service (BMaaS) operations. All digital assets are held in custodial wallets with third-party exchanges, and while the Company monitors the financial and cybersecurity standing of its custodians, it is subject to custodial risk, regulatory uncertainty, and market volatility that may affect the fair value and liquidity of these assets.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing Bitcoin Mining-as-a-Service (BMaaS), receiving a revenue share of the customer's mining pool proceeds at the time of payment to the customer. In addition, the Company sells ASIC hardware and hosting services required for mining Bitcoin; however, these additional services are provided with no intended profit margin. Payments for hardware and hosting services are collected in advance of delivery.

The Company's primary performance obligation is the provision of continuous access to mining infrastructure under the BMaaS model. Revenue is recognized over time as mining services are rendered and as the Company becomes entitled to its share of the customer's mining pool rewards.

The Company generates revenue through three primary streams: equipment sales, service fees, and management fees.

For equipment sales, customers purchase cryptocurrency mining rigs through the Company, which then sources and acquires the equipment from third-party suppliers, primarily based in China. The Company's performance obligation is to deliver the mining equipment to the customer. Revenue is recognized at the point in time when control of the equipment transfers to the customer, which typically occurs upon delivery to the designated mining site. The Company aims to operate this segment on a break-even basis and does not consider it a core profit center.

Service fee revenue is earned by aggregating energy contracts at favorable rates and charging customers for the electricity consumed by their individual mining rigs. The performance obligation is to provide access to power for each customer's specific equipment, tracked by serial number. Revenue is recognized over time as the customer simultaneously receives and consumes the benefit of the power services. This stream is also operated with the goal of breaking even. The Company recognized unearned revenue of $318,852 as of December 31st, 2024.

Management fee revenue represents the Company's primary profit-generating activity. The Company earns a percentage of the Bitcoin mined by customers as consideration for managing and facilitating the mining operations. The performance obligation is to operate and maintain the mining infrastructure that enables Bitcoin generation. Revenue is recognized over time as the Company fulfills its service obligations and the customer earns Bitcoin. The Company receives its share of mined Bitcoin as compensation, which is retained in cryptocurrency form and only liquidated to fund Company expenditures.

The Company's overall business model focuses on enabling and supporting customer Bitcoin mining, with long-term profitability driven by the management fee structure.

	Equipment Sales	Service Fees Revenue	Mining Revenue Share	Total
2024	$6,453,739	$1,712,046	$498,264	$8,664,049
2023	$1,945,891	$561,000	$106,111	$2,613,002

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible. The weighted-average fair values presented below are based on 409A valuations of the Company's stock as of each respective year.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	142,031	$0.01
Granted	288,599	$0.3
Exercised	-	$-
Expired/cancelled	(33,879)	$0.2
Total options outstanding, December 31, 2023	396,751	$0.2
Granted	60,190	$0.3
Exercised	(15,258)	$0.2
Expired/cancelled	(54,253)	$0.3
Total options outstanding, December 31, 2024	387,430	$0.2
Options exercisable, December 31, 2024	301,413	$0.2

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023	61,851	$0.33
Granted	288,599	$0.11
Vested	(153,917)	$0.11
Forfeited	(33,879)	$0.11
Nonvested options, December 31, 2023	162,654	$0.11
Granted	60,190	$0.18
Vested	(82,574)	$0.18
Forfeited	(54,253)	$0.18
Nonvested options, December 31, 2024	86,017	$0.18

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so. The analysis below of deferred tax assets is derived from management's estimates of taxable income and may differ significantly from the amounts reflected in the filed tax returns as it relates to net operating losses and tax credits. Additionally, the Company may determine that it is subject to state and local taxes which may result in an increase in the tax provision.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

		2024	2023
Deferred tax assets:			
Net operating loss carryforwards		533,924	579,376
Other		-	
	Total	533,924	579,376
Deferred tax liabilities:			
Other		-	-
	Total	-	-
	Less: Valuation Allowance	-	
	Net deferred tax asset (liability)	533,924	579,376

The provisions for income taxes consist of the following components:

	2024	2023
Current	11,363	-
Change in deferred asset/liability	45,452	(73,411)
Total Provision for Expense/(Benefit)	56,815	(73,411)

The provision for federal income taxes does not differ from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2024	2023
Income (Loss) before federal income tax expense	270,549	(349,577)
Federal statutory income tax at 21%	56,815	(73,411)
Total Provision for Expense/(Benefit)	56,815	(73,411)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). ASU 2023-08 requires in-scope crypto assets (including the Company's bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On July 1, 2021, the Company entered into a promissory note with one of its biggest shareholders. The note accrued interest at a rate of 8% per annum and the note was due and payable on July 1st, 2023. The Company repaid the entire amount in 2025. As of December 31, 2024 and 2023, the outstanding note was $10,000.

On November 5, 2022, the Company entered into a Line of Credit promissory note with one of the biggest shareholders. The principal bears an interest rate of 10% per annum and was payable on January 12, 2024, however the Company has yet to repay. The principal is now due on demand. As of December 31, 2024 and 2023, the outstanding principal balance was $95,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On January 3, 2023, the Company entered into an Equipment Hosting and Management Services Agreement with a third party to house and operate Bitcoin mining equipment at a facility in Park Falls, Wisconsin. Under the agreement, the Company is required to pay a one-time, upfront deposit of $75,000, which is refundable at the end of the term provided the Company is not in breach and all outstanding amounts due under the agreement have been paid. The third party provides a turnkey management solution including access to the facility, installation of equipment, security, network services, and ongoing maintenance support. Monthly Management Services Fees are billed based on actual electricity usage at a rate of $75 per megawatt-hour, subject to a minimum usage requirement equivalent to 90% of the total energy required to operate the deployed equipment.

On July 7, 2023, the Company entered into a Hosting and Management Services Agreement with a third party, pursuant to which the Company agreed to deploy and operate Bitcoin mining equipment at a facility in Paraguay. Under the terms of the agreement, the Company is required to pay the third party a non-refundable deposit of $94,170 per megawatt, calculated based on an assumed 730 operating hours per month at a rate of $43 per megawatt-hour. This deposit secures future power and facility infrastructure for each tranche of equipment and is creditable against future Management Services Fees as the equipment is energized. The agreement provides for a ramp schedule under which mining equipment will be deployed in tranches ranging from 0.5 MW to 1.5 MW, with specific timelines for energization and installation. The third party is obligated to provide sufficient capacity to allow the Company to utilize

at least 95% of the power allocated for each tranche, regardless of actual usage. The agreement has a term of the earlier of thirty-six months from the initial energization date or until termination in accordance with the provisions therein. Either party may terminate the agreement under specified conditions, and the Company may terminate for convenience with sixty days' notice, subject to a one-time termination fee of $100,000. As of December 31st, 2024the Company has paid deposits totaling $427,780. See Note 7 – Subsequent Events for details of relocation.

NOTE 5 – LIABILITIES AND DEBT

The Company had entered into an SBA loan in 2020 for which they originally received $3,700 that contained a balance of $3,168 as of December 31st, 2023. The loan accrued interest at 3.75% and was due in 2050. The loan was fully repaid in 2024.

The Company had a line of credit with a third party for which they had a liability balance of $12,929 as of December 31st, 2023. The balance was fully repaid and the line of credit closed in 2024.

The Company had entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 4%-14%. The notes were convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Convertible notes all had valuation caps ranging from $10M-$25M. $871,363 of convertible notes plus interest converted into 51,142 shares of Common Stock in 2023. $403,452 of convertible notes plus interest converted into 60,406 shares of Common Stock in 2024. There were no remaining convertible notes, besides SAFE agreements (See Below), as of December 31st, 2024.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2024, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at fair value or a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $33.5M.

See Note 3 – Related Party Transactions for details of related party debt.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	$105,000*
2026	-
2027	-
2028	-
2029	-
Thereafter	-

*The amount herein includes only the related party loan and line of credit balance as of December 31st, 2024.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 1,205,142 and 1,280,806 shares were issued and outstanding as of 2023 and 2024. respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 14, 2025, the date these financial statements were available to be issued.

The Company issued a SAFE agreement totaling $100,000 at the same terms listed in Note 5 – Liabilities and Debt.

The Company relocated its Paraguay operations to a new site and operator, incurring one-time relocation expenses of $25,561 and one-time capital expenditures of $315,000 for infrastructure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – CUSTOMER CONCENTRATION

For the years ended December 31, 2024 and 2023, the Company had customer concentrations with two customers in each respective year individually accounting for more than 10% of total revenue. In 2024, two customers represented approximately 22.0% and 14.9% of total revenue, respectively, and together accounted for approximately 36.9% of total revenue for the year. In 2023, two different customers represented approximately 20.1% and 15.6% of total revenue, respectively, and together accounted for approximately 35.7% of total revenue. The loss of any one of these significant customers could have a material adverse effect on the Company's operating results and cash flows.



Sazmining

Own a Piece of the Company Delivering Better Bitcoin



The Bitcoin network doesn't stop.
28,731,491 wild sats
are unleashed daily by Saz—get yours!
Total earned
16 Feb - 25 Mar
+12%
Jan
Feb
Mar
Apr
May

The only Bitcoin Mining as a Service (BMaaS) platform that lets customers own their rigs, mine wild sats with 100% carbon-free power, and stack Bitcoin transparently, non-custodially, and at a discount.

As seen in:













Reasons to Invest

371%

Strong growth track record - 371% revenue growth (2023-2024) and expanding from 1MW to 11.5MW capacity across three continents in 2 years.

350%

Profitable with a robust expansion plan. Proven unit economics, expanding to meet 350% projected growth with infrastructure already secured.

$15B

Large addressable market opportunity. $15B global Bitcoin mining market, $8.3B hosted Bitcoin mining market - both are ripe

$100M+

Experienced leadership team with $100M+ exits. CEO with 9-figure leadership experience in an emergent, analogous

for disruption by transparent, customer-owned models.

industry. Our advisors include Bitcoin mining pioneers, plus 11 proven operators and 5 strategic experts across energy, supply chain, regulatory, and custody.

Investor Perks Available

Investors may be eligible for rig discounts, Coldcard wallets, a lower pre-money SAFE valuation cap, and more (terms and conditions apply).

Scroll to the bottom of the page to see the full perk tiers.

The Problem

Traditional Bitcoin acquisition has become an expensive and opaque minefield for individual Bitcoin investors.

 **Centralized platforms link every transaction to your identity, compromising privacy and introducing unnecessary risk.**

 **Exchanges charge hefty premiums - Bitcoiners typically pay a 20% premium, or more.**

 **Custodial solutions require blind trust in third parties.**

Institutional investors poured $6.5 billion into Bitcoin mining companies

in 2024.

However, Bitcoin investors have been locked out of this superior acquisition method.

Home Mining

Mining at home is tough.

It takes serious technical know-how, expensive gear, and cheap electricity—things most people don't have access to.

Hosted Mining

Most providers mark up everything.

From overpriced equipment to bloated energy rates, you end up paying more to mine a Bitcoin than to buy one— plus long delays, bad communication, and surprise fees.

The Real Problem

It's not mining—it's the middlemen.

Big corporate miners have turned Bitcoin mining into a gated, fiat-driven racket. They chase profits, not decentralization—locking out everyday Bitcoiners and pushing them back to overpriced exchanges.

Our Competitive Landscape

Our closest competitors rely on carbon-emitting power sources and business models built on equipment markups that prioritize operator profits over customer results.

Sazmining

 COMPASS MINING

 Simple Mining

Rig Cost ($/Terahash)	$22	$24	$23
Service Fees	$151/m	$211/m	$202/m
Power Source	Carbon Neutral	Carbon Emitting	Carbon Emitting
Business Model	% of mining rewards	Rig & Power Markup	Rig & Power Markup
Daily Cost to Mine a Bitcoin	$50K	$64K	$61K
Trustpilot	★★★★½ 4.7	★★½ 2.8	★★★★ 4.3

Sazmining targets Bitcoiners who value transparency, sustainability, and true ownership. Our low $50K daily cost to mine Bitcoin, 4.7 Trustpilot rating, and carbon-neutral operations address exactly what the market lacks. Unlike competitors focused on extracting maximum fees, Sazmining is built specifically for Bitcoiners who demand both superior economics and aligned incentives.

Proof of Progress

Since opening our first hydro-powered facility in Wisconsin in January 2023, we've scaled to serve more than 325 customers across three continents, managing 3,000+ mining rigs with nearly 11.5 MW of carbon-free power under management.

Revenue Growth & Financial Performance

Management Fee Revenue
371% year-over-year dollar growth, from 3.3 BTC ($106K) in 2023 to 7.6 BTC ($498K) in 2024

Product Sales
$8.2M in 2024 vs $2.5M in 2023 (228% growth)

Cumulative
$914k (15.2 BTC) in management fees and $16.3M in product sales since launch through June 30, 2025

Cash Flow Positive
Achieved profitability beginning FY 2024

Operational Scaling & Infrastructure

Wisconsin (2023)
1.2MW hydro facility - fully subscribed within months

Paraguay (Late 2023)
8MW facility - currently filled

Norway (2024)
2.5MW facility - filled and operational

Current Pipeline
Diligencing 10MW opportunity in Ethiopia

Industry Recognition & Partnerships

Square Integration
First BMaaS company to be accepted

Ocean Mining Pool Integration
First BMaaS to integrate with OCEAN utilizing their DATUM revenue share model

Strategic Partnerships
ColdCard affiliate, Orange Pill App sponsor

Featured on Simply Bitcoin
Regular appearances on top Bitcoin shows



Looking Forward: 2025 Projections

Based on current demand and infrastructure expansion, we're targeting 350% growth in 2025, positioning to serve over 1,000 customers with 10,000+ rigs under management across our expanding global footprint.

Our Leadership Team

Kent Halliburton
CEO & Co-founder

Organizational Growth Expert. Managed 9-Figure Revenue Targets for Publicly Traded Rooftop

William Szamosszegi
President & Co-Founder

Entrepreneur and Global Speaker on Bitcoin Mining. Forbes Fellow, Bucknell Venture Grant Recipient

+11
A Players

Solar Org

and Sxsw Digital Entrepreneurship Finalist

Our Advisors

Yujia Zhai
Advisor & Fractional CFO

Investor Relations, Capital Markets and Fractional CFO for Bitcoin companies

Bob Burnett
Bitcoin Mining Expert

CEO of Barefoot Mining, former CTO of Gateway Computers

Paul Wehner
Financial Tech

Product leader for $1.1B dollar exit. MIT & Harvard

Brandon Quittem
Marketing Expert

VP of Revenue at Swan Bitcoin and author of *Bitcoin Is a Pioneer Species*

Troy Cross
Philosopher

Reed College professor and Bitcoin Policy Institute Fellow, focused on mining and sustainable energy.

+5 Strategic Experts

How We Make Money

We only win when customers win

Management Fees

5-20% of customer Bitcoin mining rewards, varying by facility, energy costs and infrastructure

Our secondary revenue streams include equipment sales, where we sell mining rigs at cost and handle setup and maintenance, and service fees, which cover electricity and operations, also at cost. Sazmining doesn't add extra markups or hidden fees to these. Customers only pay the real price.

Use of Funds

With this funding, we project expanding from 325+ to over 1,000 customers within 18 months, growing from 11.5 MW to 45MW+ of managed capacity, and establishing Sazmining as the undisputed leader in customer-aligned Bitcoin mining as a service.

40% - $247K
Power Deposits

Secures additional renewable energy capacity across global facilities, with each megawatt supporting ~30 additional customers.

25% - $154K
Technology & Operations

Enhances BMaaS software platform and scales automated systems to handle 2-3x current customer volume.

20% - $124K
Customer Acquisition

Targeted marketing to reach Bitcoin-conscious customers through digital advertising and community engagement.

15% - $93K
Working Capital & Administration

Strategic team expansion, legal compliance, and operational costs to maintain industry-leading customer service.



Form C.

The Securities and Exchange Commission hosts the official Form C on their EDGAR website.

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAZMINING INC.

SIMPLE AGREEMENT FOR FUTURE EQUITY

This Simple Agreement for Future Equity (this "SAFE") has been granted by Sazmining Inc., a Delaware corporation (the "Company") to [*hyperlink to name of investor*] (the "Investor") in exchange for payment by the Investor of $[*hyperlink to investment amount*] (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

The "**Valuation Cap**" is $_____.

See Section 2 for certain additional defined terms.

1. **Events**.

    1.1. **Equity Financing**.

    1.1.1. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the same class and series of Capital Stock issued to the investors in the Equity Financing equal to the Purchase Amount divided by the Safe Price. For clarity, the Safe Price equals the Valuation Cap divided by the Company Capitalization, calculated immediately prior to the Equity Financing.

    1.1.2. In connection with the automatic conversion of this SAFE into Safe Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Shares, with appropriate variations for the Safe Shares if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

    1.2. **Liquidity Event.**

    1.2.1. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in section 1.4) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock

equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

1.2.2.   Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (i) does not reduce the total Proceeds payable to such Investor and (ii) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under section 1.4.

1.3. **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in section 1.4 below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

1.4. **Liquidation Priority**. The Investor's right to receive its Conversion Amount is on par with the Company's other Safes and/or holders of Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis.

1.5. **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under section 1.1; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to section 1.2 or section 1.3.

1.6. **No Interest**. No Maturity Date. This SAFE does not accrue and has no maturity date. The Investor acknowledges and agrees that this instrument is not a debt obligation, and the Company is not required to repay the Purchase Amount except as expressly provided in this SAFE.

2. **Definitions**.

2.1. "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

2.2. "Common Stock" means the Company's common stock.

2.3. "Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (i) all shares of Capital Stock issued and outstanding; (ii) all Converting Securities; (iii) all (A) issued and outstanding Options and (B) Promised Options; and (iv) the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

2.4. "Converting Securities" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Shares.

2.5. "Direct Listing" means the Company's initial listing of its Common Stock (other than Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

2.6. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

2.7. "Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (i) the Purchase Amount divided by (i) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

2.8. "Equity Financing" means a *bona fide* transaction or series of transactions pursuant to which the Company raises at least $1,250,000 through the sale of Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

2.9. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

2.10. "Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis) (i) includes all Shares issued and outstanding; (ii) includes all (A) issued and outstanding Options, and (B) to the extent receiving Proceeds, Promised Options; (iii) includes all Converting Securities, other than any Safes and other convertible securities (including without limitation Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and (iv) excludes the Unissued Option Pool.

2.11. "Liquidity Event" means a Change of Control, a Direct Listing, or an Initial Public Offering.

2.12. "Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

2.13. "Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

2.14. "Preferred Stock" means any series of the Company's preferred stock.

2.15. "Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

2.16. "Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Shares's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

2.17. "Safe" means an instrument containing a future right to shares, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

2.18. "Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization calculated immediately prior to the Equity Financing.

2.19. "Safe Shares" means the shares of the same class and series of Capital Stock issued in the Equity Financing, issued to the Investor at a price per share equal to the Safe Price, and otherwise having the same rights, privileges, preferences, and restrictions as the Standard Shares.

2.20. "Standard Shares" means the type and class of Shares issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

2.21. "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

2.22. "Shares" means the capital stock of the Company.

2.23. "Unissued Option Pool" means all Units that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

2.24. "Valuation Cap" means $_____. This is a pre-money SAFE. The Valuation Cap applies on a pre-money basis. The conversion of this SAFE pursuant to Section 1.1 and the calculation of the Liquidity Price are based on the Company Capitalization calculated immediately prior to the Equity Financing.

3.   **No Rights as a Stockholder**. The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of shares for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in section 1. However, if the Company pays a dividend on outstanding Common Stock (that is not payable in Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

4.   **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, except as expressly permitted under Rule 501 of Regulation CF and applicable state securities laws. During the one-year period beginning from the date of issuance of this SAFE, transfers are permitted only in the following circumstances: (i) to the Company; (ii) to an accredited investor; (iii) as part of a registered offering; (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor; or (v) as otherwise permitted by Regulation CF. After the expiration of the one-year period, and subject to applicable securities laws, the

Investor may not transfer this SAFE or any interest therein without the prior written consent of the Company, which may be withheld in the Company's sole discretion, except for: (a) transfers to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability (if the Investor is an individual), or (b) transfers to any entity that directly or indirectly controls, is controlled by, or is under common control with the Investor, including any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

5. **First Right of Refusal**.

5.1. **In General**. In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

5.2. **Special Rules**. The following rules shall apply for purposes of this section:

5.2.1. If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 4.

5.2.2. If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

5.2.3. If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

5.2.4. If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

6.   **Application to Entities.** If the Investor is a Special Purpose Entity, the restrictions set forth in section 4 and section 5 shall apply to indirect transfers of shares of the Company's capital stock by transfers of equity interests in such entity (whether by transfer of an existing equity interest or the issuance of new equity interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding shares of the Company's capital stock, and (ii) any entity if the purchase price of its shares of the Company's capital stock represents at least seventy percent (70%) of its capital.

7.   **Miscellaneous**

7.1.**Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Valuation Cap" as this SAFE (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-Interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than fifty percent (50%) of the total Purchase Amount of all of such applicable group of Safes.

7.2.**Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as equity, and not as debt, for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

7.3.**Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

7.4.**Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. The Company and Investor hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agree that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agree that any such court shall have *in personam* jurisdiction over both parties, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

7.5.**Waiver of Jury Trial**. ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND,

THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SAFE.

7.6.**Severability**. In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

7.7.**Signatures**. This SAFE may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this SAFE.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

DATED: _____

Sazmining Inc.

_____
Signature

_____
Print Name

_____
Title

INVESTOR

_____
Signature

_____
Second Signature (for Joint Investments)

_____
Print Name(s)

_____
Title (for Entity Investor)

SAZMINING INC.

SUBSCRIPTION AGREEMENT

This is a Subscription Agreement, entered into on _____, by and between Sazmining Inc., a Delaware corporation (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase securities issued by the Company through Timestamp Portal LLC (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms.** Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Platform. In this Subscription Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to the Purchaser using terms like "you" or "your."

2.   **Purchase of SAFE.** Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a Simple Agreement for Future Equity (the "SAFE") in the amount of $_____.

3.   **Right to Cancel.** Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials on the Platform. For example, you generally have the right to cancel (i) up to 48 hours prior to the time the Company accepts your subscription and closes on your funds. If the Company conducts multiple or rolling closings, you will retain the right to cancel your investment commitment up to 48 hours prior to the closing in which your funds are scheduled to be accepted, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment.** We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your SAFE.** You will not receive a paper certificate representing your SAFE. Instead, your SAFE will be available electronically.

6.   **Your Promises.** You promise that:

6.1.   **Accuracy of Information.** All the information you have given to us, whether in this Subscription Agreement, at the Platform, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read and understand the Disclosure Document and all of its Exhibits, if any. You acknowledge and agree that the terms applicable to the SAFE subscribed for may vary based on a variety of factors, as described in the Disclosure Document.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials on the Platform and in the Disclosure Document.

6.4. **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Subscription Agreement and purchase the SAFE.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Subscription Agreement or the SAFE or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that the transfer of the SAFE is restricted by contract. Also, securities laws limit transfer of the SAFE. Finally, there is currently no market for the SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the SAFE indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the SAFE.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the SAFE, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986,

and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the SAFE.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the SAFE will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Subscription Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Subscription Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Investors**. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.2. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Subscription Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Materials, this Subscription Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the SAFE.

8. **Re-Purchase of SAFE**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your SAFE for the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

10. **Arbitration**.

10.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the SAFE will be handled in the manner described in the SAFE.

10.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, DE unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

10.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

10.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

10.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at contact@timestampfinancial.com. We will contact you by email at the email address you used when registering at the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should

designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

15.   **Miscellaneous Provisions**.

15.1.   **No Transfer**. You may not transfer your rights or obligations.

15.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

15.3.   **Headings**. The headings used in this Subscription Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

15.4.   **No Other Agreements**. This Subscription Agreement and the SAFE are the only agreements between us.

15.5.   **Electronic Signature**. You will sign this Subscription Agreement electronically, rather than physically.

INVESTOR SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement effective on the date first written above.

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Signature

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Second Signature (Joint Accounts Only)

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Name(s)

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Title (Entity Investors Only)

ACCEPTED

Sazmining Inc.

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Signature

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Name

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Title